Exhibit 99.1

ARIS MINING ANNOUNCES CLOSING OF US$450 MILLION SENIOR NOTES OFFERING
TO FUND REDEMPTION OF OUTSTANDING 6.875% SENIOR NOTES

Vancouver, Canada, October 31, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) today announces that it has completed its offering of US$450 million aggregate principal amount of 8.000% Senior Notes due 2029 (the “Notes”). Aris Mining intends to use the net proceeds from the offering of the Notes to fund the redemption of its outstanding 6.875% Senior Notes due in 2026 on November 20, 2024 and for working capital and general corporate purposes.

Neil Woodyer, CEO of Aris Mining, commented “We are pleased by the overwhelming investor demand for our Note offering, which reflects confidence in our growth strategy as well as favourable conditions across credit markets, emerging markets and gold. In response, we upsized the offering to US$450 million and priced the new Notes at 8.00%, significantly below the indicated market range of 8.25% to 8.50%. This strategic financing repays our existing US$300 million notes, extends the maturity of our long-term debt to October 31, 2029, while increasing our cash reserves during our transformational growth period with ongoing expansions at both Segovia and Marmato.”

The offer and sale of the Notes will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and the Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of approximately 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion scheduled for completion in Q1 2025 and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in early 2025. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of traditional miners into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

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For further information, contact:

Oliver Dachsel
Senior Vice President, Capital Markets
+1.917.847.0063
info@aris-mining.com

Forward-Looking Information

This news release contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the intended use of proceeds from this offering, project development plans and future performance, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining’s Annual Information Form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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